Offering Statement for Stratifind, Inc.

(“Stratifind,” “we,” “our,” or the “Company”)

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Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Stratifind, Inc.

   300 E 56th St
   Apt 19F
   New York, NY 10022-4140

Eligibility

2. **The following are true for Stratifind, Inc. :**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Igor Sokolovsky

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2025	Present	Stratifind, Inc.	CEO
03/15/2025	Present	Barclay Street Advisors	Member and Managing Director
02/01/2024	03/14/2025	Edgemont Partners	Managing Director
09/15/2022	01/31/2024	Moelis	Managing Director
08/28/2014	09/14/2022	Guggenheim Securities	Managing Director
04/01/2010	08/27/2014	Citigroup Global Markets	Director
03/15/2004	08/27/2007	Lehman Brothers	Associate/Vice President
08/28/2007	03/31/2010	JPMorgan	Vice President/Executive Director

Igor brings more than 20 years of healthcare investment banking and strategic advisory experience, with over $170 billion in completed transactions across diagnostics, life sciences, biopharma and healthcare services. Through his work with both emerging innovators and global industry leaders, he saw that the science of multi-omic cancer prediction had advanced far beyond what patients were actually receiving in clinical practice. As Founder of Barclay Street Advisors and former senior banker at Moelis, Guggenheim, and Citi, he combines capital markets expertise with deep sector knowledge. At STRATIFIND, he leads corporate strategy, reimbursement, partnerships, operations, and commercialization, building a scalable, asset-light platform that can bring modern precision oncology to everyday care. Igor received his Bachelor of Science degree from Leonard N. Stern School of Business at New York University, and his MBA from The Wharton School at University of Pennsylvania.

Name
Partha Ray

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2025	Present	Stratifind, Inc.	Chairman and Chief Medical Officer
06/01/2010	09/30/2025	Onconostic Technologies/3N Diagnostics Group	Chairman, Scientific Advisory Board
10/01/2010	06/01/2016	University of Illinois Urbana-Champaign	Assistant Professor of Surgery
09/01/2016	Present	Private Practice	Oncologist

Dr. Ray is a surgical oncologist with more than 15 years of frontline cancer care experience and over 5,000 complex tumor surgeries. After participating in more than 500 tumor boards, he saw firsthand how limited diagnostic tools often led to suboptimal treatment decisions, which became the founding motivation for STRATIFIND. He has spent over a decade researching predictive biomarkers across datasets exceeding 20,000 patient samples, focusing on how gene expression can guide therapy selection. At STRATIFIND, he leads clinical strategy, assay development, and scientific validation, ensuring the platform directly solves real-world decision problems for oncologists and patients. His career bridges daily cancer care and next-generation diagnostics, aligning the company's mission with true clinical need. Dr. Ray received his MD with Honors from MCP Hahnemann College of Medicine in Philadelphia, Pennsylvania, completed his General Surgery Residency at University of Medicine and Dentistry of New Jersey in New Brunswick, New Jersey, pursued fellowship training in Advanced/Complex Surgical Oncology at the John Wayne Cancer Institute in Santa Monica, California and served on the faculty in the Department of Surgery at The University of Illinois College of Medicine in Urbana-Champaign.

Name
Yury Takhalov

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2022	Present	Lincoln Diagnostics	Per Diem Staff Pathologist
01/01/2019	02/01/2026	Empire City Laboratories	Staff Pathologist/Assistant Medical Director
03/31/2026	Present	Stratifind, Inc.	Lab Director

Short Bio: Dr. Takhalov is a board-certified pathologist with extensive clinical experience across surgical pathology, cytopathology, and laboratory medicine. He has worked in both academic and high-volume clinical laboratory settings, with a focus on delivering accurate, timely diagnostic insights that directly inform patient care. His experience spans multidisciplinary environments where pathology serves as the foundation for treatment decision-making across oncology and other disease areas. At STRATIFIND, he serves as Laboratory Medical Director, overseeing clinical validation, laboratory operations, quality systems, and the integration of multi-omic testing into real-world diagnostic workflows. His leadership ensures that RainDanceEQ™ outputs are grounded in rigorous pathology standards and aligned with clinical practice. Dr. Takhalov brings a strong background in quality assurance, laboratory accreditation, and diagnostic oversight, supporting the development of a scalable, compliant testing platform. Dr. Takhalov earned his M.D. from the Sackler School of Medicine at Tel Aviv University (New York State/American Program) and holds a B.S. from Long Island University. He completed residency training in Anatomic and Clinical Pathology at Stony Brook University Medical Center, followed by fellowship training in Surgical Pathology at the University of Illinois at Chicago and Cytopathology at The Ohio State University Wexner Medical Center. He is board-certified by the American Board of Pathology in Anatomic and Clinical Pathology and Cytopathology, and is a Fellow of the Royal College of Physicians and Surgeons of Canada (FRCPC). Dr. Takhalov holds active medical licenses in multiple U.S. states, including New York, Florida, New Jersey, Connecticut, and Arizona. LinkedIn: https://www.linkedin.com/in/yury-takhalov-41a9b646/

Name
Luke Peng

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2019	Present	Mass General Brigham	Radiation Oncologist
10/01/2019	Present	Harvard Medical School	Assistant Professor
07/01/2014	07/01/2015	Maimonides Medical Center	Internship
07/01/2004	08/01/2009	Raytheon	Software Engineer
12/28/2025	Present	Stratifind, Inc.	Advisor

Short Bio: Dr. Peng is a radiation oncologist with academic and clinical leadership experience focused on integrating advanced diagnostics into real-world treatment planning. He has worked extensively in multidisciplinary tumor board settings where surgery, systemic therapy, and radiation decisions must be sequenced correctly for each patient. At STRATIFIND, he advises on clinical adoption, tumor board integration, and the expansion of RainDanceEQ™ into radiation-informed treatment pathways. His guidance ensures the platform delivers actionable insight at the exact point where complex multimodality decisions are made. Dr. Peng received his MD from Joan and Sanford I. Weill Medical College at Cornell University, completed an internship at Maimonides Medical Center, completed his residency at the Johns Hopkins University School of Medicine and is serving as Assistant Professor on the faculty of the Harvard Medical School. LinkedIn: https://www.linkedin.com/in/luke-peng-b8508316/

Name
Michael Wentzien

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2022	06/01/2024	UnitedHealthcare / Out of Network Management	Chief Executive Officer
01/01/2019	04/30/2020	UnitedHealthcare / Optum / The Lewin Group	SVP and Chief Operating Officer
05/16/2020	06/01/2024	UnitedHealthcare / Naviguard	Chief Executive Officer
01/16/2006	12/31/2018	UnitedHealthcare / Advisory Services	Managing Director / Vice President
05/15/2000	01/15/2006	IBM Business Consulting Services	Managing Consultant
12/28/2025	Present	Stratifind, Inc.	Advisor

Short Bio: Michael Wentzien is a former senior managed care and healthcare services executive with deep expertise in payer strategy, reimbursement, and national contracting. He has spent his career on the side of the organizations that ultimately decide which technologies get covered, adopted, and scaled. At STRATIFIND, he advises on market access, distribution strategy, and payer-aligned commercialization, ensuring the platform is positioned to demonstrate clear economic value in value-based oncology models. His perspective strengthens the company's ability to secure coverage, build strategic partnerships, and accelerate revenue growth. LinkedIn: https://www.linkedin.com/in/michael-wentzien/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Partha Ray

Securities:	2,500,000
Class:	Common Stock
Voting Power:	50.0%

Igor Sokolovsky

Securities:	2,500,000
Class:	Common Stock
Voting Power:	50.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company is a precision oncology company focused on improving cancer treatment selection through advanced multi-omic analysis and clinical interpretation. The Company is developing RainDanceEQ™, a tissue-based diagnostic and decision-support platform that integrates DNA (somatic mutations and copy number alterations) and RNA (gene expression) data to generate structured, clinically actionable reports intended to guide therapy selection across chemotherapy, immunotherapy, targeted therapy, and radiation therapy. Traditional molecular testing in oncology is largely descriptive, identifying which therapies may be eligible based on specific mutations. Stratifind is designed to operate at a higher level of clinical decision-making by providing predictive insights into which therapies may be most effective for an individual patient, and in what sequence. The Company's approach combines genomic data with proprietary predictive algorithms and curated clinical evidence to produce a comprehensive report that is intended to support oncologists in treatment planning and tumor board discussions. Stratifind's initial objective is to establish RainDanceEQ™ as a laboratory-developed test (LDT) offered through a clinical laboratory improvement amendments (CLIA) certified laboratory structure. The Company plans to operate an asset-light model in which wet-lab sequencing is performed by partner laboratories, while Stratifind centralizes bioinformatics, interpretation, reporting, and billing through its own CLIA entity. This structure is designed to reduce capital requirements while maintaining control over the highest-value components of the workflow. To reach its objectives, the Company is pursuing several parallel initiatives. First, it is finalizing its DNA and RNA assay design, including a targeted DNA panel and a transcriptome-based RNA analysis pipeline. Second, it is building a computational infrastructure that integrates genomic data with clinical knowledgebases and proprietary models to generate standardized reports. Third, the Company is developing relationships with laboratory partners, healthcare providers, and oncology networks to support test adoption and clinical integration. In parallel, Stratifind is preparing for CLIA certification and validation activities required to commercially offer its test. The Company's monetization strategy is based on reimbursement and direct test billing. Initially, Stratifind expects to bill under existing multi-gene panel CPT codes, which are commonly used for next-generation sequencing assays in oncology. Over time, the Company may pursue additional reimbursement pathways, including proprietary laboratory analysis (PLA) codes or other coding strategies, subject to validation and payer coverage considerations. The Company also anticipates potential revenue from institutional partnerships, second-opinion oncology programs, and value-based care arrangements, where improved therapy selection may reduce overall treatment costs. Stratifind is initially focusing on high-incidence cancers with significant unmet need in treatment optimization, including lung, breast, colorectal cancer, and melanoma, with plans to expand into additional tumor types over time. The Company believes that improving therapy selection, particularly in areas such as immunotherapy and combination treatment strategies, represents a significant clinical and economic opportunity. The founding team combines expertise across clinical oncology, molecular diagnostics, and healthcare strategy. The Company includes multiple physicians with direct experience in cancer care and laboratory medicine, as well as leadership with extensive experience in healthcare finance, reimbursement, and strategic transactions. This combination is intended to support both clinical adoption and alignment with payer and health system priorities. Overall, Stratifind aims to contribute to the advancement of precision oncology by moving beyond mutation reporting toward integrated, predictive decision support. While the Company is in the development stage, it believes its multi-omic approach and clinical focus position it to address an important gap in cancer care, subject to successful validation, regulatory compliance, and market adoption.

Stratifind currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Stratifind, Inc. speculative or risky:**

    1. Risks Related to Market Adoption: Adoption of the Company's products by oncologists and healthcare providers may be slower than anticipated. Clinical practice in oncology can be conservative, and physicians may be hesitant to incorporate new diagnostic approaches into established treatment workflows. In addition, competing diagnostic tests and decision-support tools may already be integrated into clinical routines. As a result, even if the Company's platform demonstrates clinical utility, achieving widespread adoption may take longer than expected, which could delay revenue growth.
    2. Risks Related to Reimbursement: The Company's business model is dependent, in part, on reimbursement from Medicare and commercial payors. There is no assurance that the Company's tests will be covered at expected levels, or at all. Reimbursement decisions may be delayed, reduced, or denied based on evolving coverage policies, evidentiary standards, or cost considerations. Adverse reimbursement outcomes could negatively impact revenue, margins, and the Company's ability to scale its operations.
    3. Risks Related to Clinical Validation and Evidence Development: The Company's success depends on the ability of its platform to demonstrate meaningful clinical utility and generate sufficient validation data. While the Company is building upon a substantial body of research, there can be no assurance that clinical validation studies or real-world evidence will meet the expectations of physicians, payors, or regulators. If the evidence supporting the platform is viewed as insufficient or inconclusive, adoption may be limited and reimbursement may be adversely affected.
    4. Risks Related to Competition: The Company operates in a highly competitive and rapidly evolving industry. Larger diagnostics, genomics, and life sciences companies may have significantly greater financial, technical, and commercial resources. These competitors may develop or market competing solutions, invest heavily in sales and marketing, or leverage established relationships with healthcare providers and payors. As a result, the Company may face challenges in gaining market share or achieving broad market penetration.
    5. Risks Related to Third-Party Dependencies: The Company relies on third-party partners for key aspects of its operations, including laboratory services, sequencing, technology infrastructure, and data sources. Disruptions, delays, or failures by these partners could impact the Company's ability to deliver its services, maintain quality standards, or scale operations efficiently. In addition, reliance on third parties may limit the Company's control over costs, timelines, and performance.
    6. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

7. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

8. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. Our ability to succeed is impacted by how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

10. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

12. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

14. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

15. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

16. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Stratifind, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $450,001 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The Company intends to deploy the proceeds of this offering in a prioritized, milestone-driven manner, with a clear focus on establishing clinical readiness and enabling initial commercialization of the RainDanceEQ™ platform. The highest priority uses of capital are those required to make the test operational. These include (i) compensation for the CLIA laboratory director, (ii) establishment of the Company's dry lab infrastructure, and (iii) validation of the RainDanceEQ™ test. A significant portion of the Company's working capital will be directed toward supporting these activities, including the purchase of required assay components (such as a Paragon Genomics batch), laboratory work, and associated validation processes. Collectively, these items represent the critical path to launching the test and are expected to account for a substantial portion of initial proceeds. Once these core milestones are funded, the Company plans to allocate capital to management compensation, which is structured to scale based on available resources and business progress. Management compensation is not treated as a fixed cost at early stages and will increase or decrease in proportion to overall funding levels and operational needs. Following this, the Company expects to invest in sales and marketing activities to support early adoption, as well as general and administrative (G&A) expenses and information technology infrastructure required to operate and scale the platform. The Company's allocation framework is intentionally flexible. In lower funding scenarios, resources will be concentrated almost entirely on laboratory setup and test validation. As additional capital becomes available, spending aims to expand in a controlled manner into management, commercial, and operational functions. Management compensation, in particular, is expected to scale in tandem with marketing and other discretionary expenditures, ensuring alignment between cost structure and business growth. Overall, the Company's approach is to prioritize essential, value-creating activities first, while maintaining the ability to scale operations efficiently as funding increases and commercialization progresses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$22,050
Compensation for managers	$0	$125,000
Establishent of CLIA Lab	$500	$12,000
Validation of RainDanceEQ	$4,510	$40,000
Sales & Marketing	$0	$150,000
G&A Expense	$0	$10,000
Lab director	$4,500	$4,500
Working Capital	$0	$20,000
Information Technology	$0	$7,451
Travel	$0	$14,000
Fractional Accountant	$0	$20,000
R&D and Product Development	$0	$25,000
Total Use of Proceeds	**$10,000**	**$450,001**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Stratifind, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2.38 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	15,000,000	5,000,000	Yes	
Preferred Stock	5,000,000	0	Yes	Preferred stockholders get a 1x liquidation preference.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
SAFE	As of the initial filing of this offering, $75,000 worth of SAFEs have been sold. SAFEs convert into preferred stock at a discount of 20% or a valuation cap of $12,000,000.	39,391

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has issued a limited amount of SAFEs, which are expected to convert into preferred equity upon the pricing of this offering. The resulting preferred stock will carry a standard 1x liquidation preference, with all other economic rights generally pari passu with common stock. These SAFEs represent a small percentage of the Company's capitalization and are not expected to have a material impact on control or economic outcomes. However, their conversion will result in the issuance of additional shares and a modest dilutive effect. Following conversion, preferred stockholders may have certain rights, including priority in liquidation, which differ from those of common stockholders and may affect the distribution of proceeds in a liquidity event. The Company's capital structure is otherwise straightforward, with founders, management, and investors largely holding the same class of equity. However, future financings may result in additional dilution and the introduction of new rights or preferences. Accordingly, investors should view this as a long-term investment and recognize that ownership and economic outcomes may be affected by SAFE conversion and future financings. The Company's wholly owned subsidiary,

Stratifind, LLC, has a profit interests plan. The plan allows for a maximum of 5% of outstanding securities to be issued. The plan is for the vested units of the subsidiary to be eventually converted to stock in the Company at some point in the future. This conversion would dilute your ownership in the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Igor Sokolovsky and Partha Ray each hold 50% of the Company's voting securities and therefore have significant influence over operations, strategy, and capital allocation. As a result, investors in this offering will have limited ability to influence management decisions and will be relying on the judgment of these principal stockholders, whose decisions may differ from the preferences of minority investors. This control may affect how proceeds are allocated across laboratory development, test validation, commercialization, and management compensation, as well as decisions regarding financing, operating expenses, and growth priorities. There is a risk that such decisions may not align with investor expectations or may not achieve anticipated results. Accordingly, purchasers should be prepared to rely on management's discretion with respect to key operational and financial decisions and understand that their ability to influence such decisions will be limited.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors in this offering will hold a minority ownership position and will have limited ability to influence management decisions, business strategy, or the timing of key corporate events. The Company's founders and management maintain significant control over operations and capital allocation. As a result, investors will rely on their judgment regarding the use of funds, growth initiatives, financing decisions, and the timing of any potential liquidity event. Although all parties largely hold the same class of equity, differences in time horizon or financial priorities may arise. Management may prioritize compensation, operating expenses, or long-term investments over near-term returns, which could delay potential liquidity or reduce available capital. There is no assurance that a liquidity event will occur within any specific timeframe. Investors should be prepared for a long-term investment and recognize that outcomes will depend on management's decisions.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

Investors in this offering may be affected by future corporate actions, including the issuance of additional securities, potential repurchases, strategic transactions, or related-party dealings. The Company may issue additional equity or equity-linked securities to raise capital. While a down-round is not currently anticipated, future financings may occur on less favorable terms, resulting in dilution and the introduction of new rights or preferences. The Company does not currently anticipate repurchasing its securities.

Although repurchases (including of preferred equity) are possible, they are considered unlikely and would depend on financial position and strategic priorities. Any such activity could affect relative ownership or economic outcomes. Management is focused on long-term value creation and does not anticipate near-term asset sales. However, the timing and terms of any potential transaction remain uncertain. The Company may enter into related-party transactions, which are expected to be limited in size, conducted on commercially reasonable terms, and disclosed as required. Nevertheless, conflicts of interest may arise. These matters are subject to management discretion, and investors will have limited ability to influence such decisions.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Igor Sokolovsky, CEO
Amount Outstanding:	$2,291
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	SAFEs
Amount Outstanding:	$75,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFEs have a $12,000,000 valuation cap and a 20% discount. They convert into preferred stock. The SAFEs will convert into preferred stock once there is a close on this Regulation Crowdfunding offering.

25. **What other exempt offerings has Stratifind, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Igor Sokolovsky	CEO	Debt	$2,291

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Stratifind, Inc. (the "Company") was incorporated in the State of Delaware on October 29, 2025. Prior to incorporation, the Company's operations were conducted through Stratifind, LLC, a Delaware LLC formed on August 22, 2025. On January 15, 2026, subsequent to year-end, the members of Stratifind, LLC contributed 100% of their membership interests to Stratifind, Inc. in a transaction intended to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code. As a result, Stratifind, LLC became a wholly owned subsidiary of Stratifind, Inc. The transaction represents a reorganization of entities under common control. Stratifind, Inc. is an early-stage precision oncology company operating in the diagnostics industry. The Company is currently in the pre-revenue stage and intends to generate revenue from diagnostic testing services, including bioinformatics analysis and clinical interpretation of oncology tests, with laboratory procedures performed by third-party labs. Stratifind is an early-stage, pre-revenue company that has recently commenced operations. For the period from inception (August 22, 2025) through December 31, 2025, the Company generated no revenue and incurred a net loss of approximately $13,000, reflecting initial formation and operating expenses. As of December 31, 2025, the Company had $40,100 in cash and total assets of $41,374. Total liabilities were $54,159, primarily consisting of SAFEs and small working capital obligations, resulting in a members' deficit of $12,785. The Company has funded its operations to date through a combination of founder contributions, related-party loans, and the issuance of SAFEs. The Company's SAFEs had an aggregate principal amount of $40,000 as of year-end and are expected to convert into equity upon a qualifying financing. During the period January 1, 2026 through the initial filing of this offering, the Company sold an additional $35,000 in SAFEs. As a result, the total outstanding balance is $75,000. The Company anticipates the SAFEs converting into preferred stock immediately following a close from this Regulation Crowdfunding offering. The Company's financial statements include a going concern note, indicating that its ability to continue operations over the next twelve months is dependent on its ability to raise additional capital and/or generate revenue. Stratifind is currently focused on completing product development, validation, and initial commercialization of its RainDanceEQ™ platform. As such, the Company expects to continue incurring operating losses in the near term as it invests in these activities. Management intends to fund operations through a combination of equity financing, including this offering, and future revenue generation. Valuation: Stratifind's $12 million valuation is grounded in a comprehensive analysis of both market benchmarks and the company's inherent strengths within the seed-stage investment landscape of precision oncology, molecular diagnostics, and AI-enabled healthcare. This valuation reflects a careful assessment that includes current market data, the maturity of Stratifind's product, and the potential impact of its innovative technologies on cancer treatment. Market Benchmarks and Comparability To establish a defensible valuation, we analyzed industry data from recognized sources, including Carta and PitchBook. This data indicates that early-stage companies in the precision oncology sector are typically valued between $8M and $15M. Companies demonstrating clear product definition, technical differentiation, and credible founding teams often cluster in the $10M to $20M range. Product Development Stage Stratifind is not an idea-stage company. The Company is developing the RainDanceEQ™ multi-omic platform, which integrates DNA and RNA analytics to guide oncology therapy decisions. This platform plans to include a CPT-aligned DNA panel, full-transcriptome RNA analysis, and an integrated clinical reporting layer. Strategic Market Positioning By focusing on treatment decision support rather than detection alone, Stratifind differentiates itself in a market often characterized by commoditized testing approaches. This positioning addresses a critical need within oncology diagnostics. The Company's staged market approach represents an initial addressable market of approximately $1 billion. Team Expertise and Scientific Foundation Stratifind benefits from a strong and clinically grounded team. Of the Company's five employees and directors, three are medical doctors, providing deep expertise across oncology, pathology, and clinical practice. The platform is built on more than 15 years of foundational research, including the analysis of over 20,000 patient samples. Stratifind's technical co-founder, Dr. Partha S. Ray, has published extensively and presented at leading oncology conferences, further reinforcing the scientific credibility of the approach. Growth Potential and Revenue Model The expected price point of approximately $2,500 per test establishes a clear path to revenue generation. The platform is designed to integrate into existing clinical workflows, supporting adoption while minimizing disruption. Additionally, Stratifind's model includes partnerships with CLIA-certified laboratories, enabling an asset-light and scalable operating structure. This approach aims to enhance capital efficiency and supports long-term growth. Valuation Consistency with Investor Agreements The $12M valuation is aligned with the Company's existing SAFE note valuation cap, ensuring consistency and fairness to early investors. Conclusion In summary, Stratifind's $12M valuation reflects established market benchmarks, a defined and differentiated product, a highly qualified team, and a large addressable market.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Stratifind, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. 2) The following is the transcript of the video shown on the company's offering page: Hi, I'm Dr. Partha Ray. I'm a cancer surgeon, clinician scientist, and the technical co-founder of Stratifind. For more than 20 years, I've been taking care of cancer patients in a multidisciplinary team environment, which is the standard here in the United States and most everywhere in the world. I've participated in hundreds of tumor board conferences and have encountered some tough clinical questions during this time that we just didn't have the answers to. The work that has been done in my NIH funded research lab to answer some of these tough questions forms the foundational research for Stratifind's lead cancer test product, Rain Dance EQ. Join me and my co-founder Igor Sokolovsky as we introduce you to the exciting work that we're doing at Stratified to deliver on the promise of true precision oncology. I have spent my career sitting with patients at the exact moment when a treatment decision has to be made. And the question is always the same. Doctor, how do we know this will work for me? The honest answer most of the time was we don't know. We had guidelines. We had experience. We had tests that told us what drugs a patient might be eligible to be treated with. But we did not have a test that could say this treatment is likely to be effective and help this person. So patients started therapies that were toxic, expensive, and time consuming without real confidence that they would benefit. That stays with you. You go home and you think about the patients for whom you did everything right, and still they didn't get the treatment the best it could have been. That is why we started Stratifind. Our goal is simple. When a patient is about to begin therapy, the doctor should not be guessing. They should have a clear biology-based

actionable plan. And today we strive to be on the front lines of making it possible. Hi, I'm Igor Sokolovsky, co-founder and CEO of Stratifind. I spent more than 20 years in investment banking advising healthcare and life sciences companies on mergers and acquisitions and other strategic transactions across many different situations. I observed the same pattern. The science was moving very quickly, but what patients were getting was not keeping up. In many cases, it felt like the tools used in everyday cancer care were not precise enough and were built for an earlier era. When I met Partha and saw what he had built, it became very clear to me this is not just a good idea, it's a missing link in the system. Modern cancer care generates a significant amount of molecular data, but too often it's not properly analyzed to translate it into treatment decisions. This is what stratify is designed to address. Stratifind patient data in order to find the right treatment for each patient. We take a tumor sample and direct partner labs to extract DNA and RNA molecular data. We then focus on the interpretation layer using algorithm and statistical models supported by AI and machine learning to generate actionable insights. Finally, we turn all of this into a ranked treatment plan for each patient and put it in the report that a doctor and a patient can read. We outsource the lab work and focus on analyzing the data and making treatment recommendations. This allows us to build an asset light capital efficient scalable model designed to fit into today's healthcare system. Our vision is to make our test rain dens integral step in cancer treatment decision making and, over time, a standard of care in oncology. Here's the problem in very simple terms. Most cancer tests today look at DNA. DNA tells us what could work. It tells us which drug a patient is eligible for. But it does not tell us what is most likely to work best for this person. We also look at another layer of data called RNA. RNA shows what the tumor is actually doing right now. So instead of getting a long list of options, the doctor gets a clear direction. For example, we can identify patients who can safely avoid chemotherapy and patients who truly need it. That means less unnecessary toxicity, less time on treatments that will not help, and a much more confident plan from day one. And this is not something that requires a new hospital system or a new workflow. The biopsy is already taken. The lab work is already being done. We simply turn that data into a real decision-making tool. For a patient and their family, that moment, choosing the first treatment, is everything. Our goal is to make that decision smarter and more personalized. Enca testing is already a very large market in the United States. Billions of dollars are spent on it every year. We do not need to take a large piece of it to build a successful company. A single-digit share of this market could create a large and profitable business. And we believe our approach can make this possible. We plan to partner with existing labs and avoid the need to build expensive infrastructure. We expect to use reimbursement pathways that already exist so we can generate revenue inside the current system. And every time a doctor orders our test, we become a part of the most important moment in the patient journey, the treatment decision. When the doctors see a diagnostic test as a differentiated tool that helps them find a better path forward for a patient, they tend to use it again and tell other doctors about it. If we do this right, fewer patients may spend month on therapies that were never going to help them. And if our test reports can help doctors make more precise treatment decisions, the healthcare system as a whole could benefit from better utilization of resources. So this is an invitation. If you invest in stratified, you can help bring a new standard of care to everyday cancer treatment. You can help move from trial and oncology to informed precision medicine. And you can help build a company that can scale, generate real revenue, and make a very real human difference. We would be honored to have you join us in building Stratifind.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://stratifind.io

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.